UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Announces Fiscal 2003 Third-Quarter Financial Results

GAAP earnings of 5 cents per diluted share, an increase of 11 cents compared to 2002 third quarter

Vancouver, BC, CANADA (July 30, 2003) - Creo Inc. (NASDAQ: CREO; TSX: CRE), the world leader in digital prepress solutions for the graphic arts industry, today announced its financial results for the third fiscal quarter ended June 30, 2003, reported in U.S. dollars.

For the 2003 third quarter, revenue was $143.5 million, up 9 percent from $131.8 million in the same quarter last year and compared to $141.5 million in the prior quarter. For the nine months ended June 30, 2003, revenue was $427.8 million, an increase of 7 percent from $401.4 million for the same period in 2002.

Creo recorded GAAP net earnings of $2.8 million or 5 cents per diluted share compared to a loss of $2.8 million or 6 cents per share in the 2002 third quarter and a loss of $1.2 million or 2 cents per share in the prior quarter. For the nine-month period ended June 30, 2003, GAAP earnings were $3.1 million or 6 cent per diluted share compared to a loss of $24.9 million or 50 cents per share for the same period in 2002.

Adjusted earnings were $3.6 million or 7 cents per diluted share compared to $0.6 million or 1 cent per diluted share in the 2002 third quarter. Adjusted earnings increased 25 percent from $2.9 million or 6 cents per diluted share in the prior quarter. Adjusted earnings were $8.9 million or 18 cents per diluted share for the nine-month period ended June 30, 2003 compared to an adjusted loss of $2.7 million or 6 cents per share for the same period in 2002.

Adjusted earnings is a non-GAAP measure that excludes equity loss on investment, restructuring and business integration costs, intangible assets amortization and their tax effects. Further information and a full reconciliation are provided in the Statement of Adjusted Earnings and in a note later in this news release.

"Creo delivered sequential and year-over-year improvements in total revenue, gross margins and profitability. Revenues in Europe continue to track well above last year's level, benefiting from both improved sales execution and the increased strength of the Euro," said Amos Michelson, chief executive officer of Creo. "Our Asia-Pacific region also continues to perform well, especially in China. Although revenue in the Americas remained flat year-over-year, we saw strong results in both newspapers and packaging, which are targeted growth segments for Creo. Over the next few quarters, Creo will continue to broaden its partnerships and the scope of the solutions we offer to the market. We anticipate a very exciting year ahead, with significant product announcements beginning with the IGAS and Graph Expo tradeshows in late September and continuing through the drupa exhibition in May 2004."

"We are proud of our progress so far this year," commented Mark Dance, chief financial officer and chief operating officer of Creo. "We have remained focused, executed well and have stabilized net operating expenses despite the rising exchange rates of the Canadian dollar, Israeli shekel and Euro compared to the U.S. dollar. We estimate that changes in exchange rates increased our net operating expenses by approximately $5.0 million compared to the 2002 third quarter and approximately $2.5 million compared to the prior quarter. Our cost reduction activities have substantially offset these foreign exchange effects."

2003 Third-Quarter Financial Highlights

  Gross margin was 45.2 percent this quarter, up 70 basis points from the 2002 third quarter and up 20 basis points from the prior quarter.
  Net operating expenses were $62.9 million, compared to $59.2 million in the 2002 third quarter and $62.4 million in the prior quarter. A reconciliation of net operating expenses to GAAP operating expenses is provided on page 6 of this news release.
  Cash and cash equivalents at June 30, 2003 were $77.2 million, up $14.3 million over the prior year's quarter and $14.9 million over the prior quarter. Subsequent to quarter-end, Creo repaid the balance of short-term debt or approximately $15.1 million owed by Creo Japan Inc.

Weighted shares outstanding (diluted) under GAAP were 50,632,185 for the three months ended June 30, 2003.

Outlook

"Revenue in the fourth quarter is expected to continue to trend upwards based on the seasonal strength of our OEM business and new product offerings," commented Mr. Dance. "We will continue to manage prudently in order to capture new savings and improve our business fundamentals while not sacrificing our growth."

For the fiscal fourth quarter ending September 30, 2003, Creo expects revenue between $144 million and $149 million. The company is forecasting adjusted earnings per diluted share between 4 and 9 cents and GAAP earnings per diluted share between 3 and 8 cents for the fourth fiscal quarter.

The following table reconciles the company's adjusted or non-GAAP guidance to GAAP:
Three months ended
Sept 30 2003

Adjusted earnings per share	$0.04 - 0.09
Business integration costs	0.00
Intangible assets amortization	(0.01)
Tax related to reconciling items	0.01

GAAP earnings per share (diluted)	$0.03 - 0.08

The guidance for the 2003 fourth fiscal quarter is based on foreign exchange rates on July 16, 2003.

Guidance for the 2003 fourth fiscal quarter does not include the impact of the potential sale of the company's shares in Printcafe Software, Inc. If completed the transaction would result in an estimated increase of 1 cents per share in the company's adjusted earnings and an increase of 18 cents per share in the GAAP earnings.

Conference Call

Creo will present the 2003 third-quarter financial results at 5:00 pm Eastern Time (2:00 pm Pacific Time), today, July 30, 2003. The conference call may be accessed at http://www.creo.com/investors. An audio replay will be available two hours after the call until August 1, 2003 at midnight Eastern Time. For replay dial +1-888-567-0782, access code 101454. A web replay will also be available at http://www.creo.com/investors..

Supplemental Information

In addition to results in accordance with generally accepted accounting principles (GAAP), Creo discloses non-GAAP measures of adjusted earnings and adjusted earnings per share as a method to evaluate the company's operating performance. Creo management uses these methods as a measure of enterprise-wide performance. These non-GAAP measures should not be considered a substitute for measurements required by accounting principles generally accepted in the United States or Canada such as net earnings and earnings per share. Management believes that these non-GAAP metrics provide additional information allowing comparability regarding Creo's ongoing operating performance and the items excluded are considered to be non-operational and/or non-recurring. The adjusted results may exclude the effects of acquisition-related charges (e.g. restructuring costs, business integration costs and the amortization of intangible assets), non-recurring charges (e.g. royalty arrangements and write-downs of goodwill and intangible assets), non-operational charges (e.g. equity accounting related to investments), and the related earnings tax effects. These non-GAAP measures are not necessarily comparable to non-GAAP information provided by other issuers. A reconciliation of the adjusted information to Canadian GAAP information is provided in the table attached.

Although Creo management will continue to use adjusted metrics to measure enterprise-wide performance, Creo has decided to begin reporting only GAAP results. This change will be implemented in the 2004 first fiscal quarter. The company will provide adjusted earnings results for the 2003 fourth fiscal quarter.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new markets and product introductions do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

© 2003 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
IR@creo.com	rochelle.van.halm@creo.com

 Statement of Adjusted Earnings (Loss)

(in thousands of U.S. dollars, except earnings per share amounts)
	Three months ended		Three months ended	Nine months ended
	June 30 2003	June 30 2002	March 31 2003	June 30 2003	June 30 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$143,534	$131,767	$141,463	$427,773	$401,419
Cost of sales	78,672	73,169	77,749	236,143	229,365

Gross profit	64,862	58,598	63,714	191,630	172,054
Research and development, net	20,520	17,899	19,115	58,342	54,697
Sales and marketing	27,434	23,851	25,963	78,837	72,342
General and administration	14,965	17,496	17,352	49,669	51,784
Other income	(2,731)	(1,433)	(2,450)	(6,727)	(3,347)

Adjusted operating earnings (loss)	4,674	785	3,734	11,509	(3,422)
Income tax expense (recovery)	1,052	157	831	2,565	(683)
Adjusted earnings (loss)	$3,622	$628	$2,903	$8,944	$(2,739)

Adjusted earnings (loss) per share - basic	$0.07	$0.01	$0.06	$0.18	$(0.06)

Adjusted earnings (loss) per share - diluted	$0.07	$0.01	$0.06	$0.18	$(0.06)

Segmented Revenue by Economic Region

(in thousands of U.S. dollars)
	Three months ended	Nine months ended
	June 30 2003	March 31 2003	June 30 2003
	(unaudited)	(unaudited)	(unaudited)

Americas	$52,624	$55,088	$163,827
EMEA	58,295	55,986	163,866
Asia-Pacific	19,041	16,332	52,411
OEM and Other	13,574	14,057	47,669

	$143,534	$141,463	$427,773

GAAP Earnings (Loss) Reconciliation

(in thousands of U.S. dollars)
	Three months ended	Three months ended		Nine months ended
	June 30 2003	June 30 2002	March 31 2003	June 30 2003	June 30 2002

Earnings (loss) under GAAP	$2,782	$(2,750)	$(1,178)	$3,117	$(24,881)

Restructuring (1)	-	4,198	2,122	2,122	7,485
Business integration costs (2)	156	256	236	605	524
Intangible assets amortization (3)	707	103	706	1,950	205
Equity loss on investments (4)	322	470	2,343	3,040	470
Royalty arrangement (5)	-	-	-	-	15,846
Tax related to reconciling items	(345)	(1,649)	(1,326)	(1,890)	(2,388)

Adjusted earnings (loss)	$3,622	$628	$2,903	$8,944	$(2,739)

The adjusted earnings (loss) exclude the effect of:

(1) Restructuring costs are expenses incurred in the consolidation of our American sales backoffice and Iris inkjet proofing group to Vancouver and the subsequent consolidation of the remaining facilities in Bedford, MA.

(2) Business integration costs are costs associated with the global Enterprise Resource Planning system currently being implemented in the company.

(3) Intangible assets amortization is a non-cash charge that relates primarily to the intellectual property acquired from ScenicSoft Inc. in the 2003 first quarter.

(4) Equity loss on investments is a non-cash charge that results from the accounting of our investment in Printcafe Software, Inc. under the equity method.

(5) The royalty arrangement is an agreement signed in the 2002 second quarter for the fixed repayment over five years of royalties to the Office of the Chief Scientist in the Government of Industry and Trade relating to grants received for research and development.

Reconciliation of Net Operating Expenses to GAAP Operating Expenses

(in thousands of U.S. dollars)
	Three months ended		Three months ended		Nine months ended
	June 30 2003	June 30 2002	March 31 2003	June 30 2003	June 30 2002

Net operating expenses	$62,919	$59,246	62,430	$186,848	$178,823
Other income	(2,731)	(1,433)	(2,450)	(6,727)	(3,347)
Restructuring	-	4,198	2,122	2,122	7,485
Business integration costs	156	256	236	605	524
Intangible assets amortization	707	103	706	1,950	205
Royalty arrangement	-	-	-	-	15,846

Total operating expenses	$61,051	$62,370	$63,044	$184,798	$199,536

Creo Inc.
Consolidated Statements of Operations and Deficit
(in thousands of U.S. dollars except per share amounts)

	Three months ended		Nine months ended
	June 30		June 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue
Product	$87,694	$82,596	$266,292	$249,432
Service	43,694	38,389	125,990	118,687
Consumables	12,146	10,782	35,491	33,300

	143,534	131,767	427,773	401,419
Cost of sales	78,672	73,169	236,143	229,365

Gross Profit	64,862	58,598	191,630	172,054

Research and development, net	20,520	17,899	58,342	54,697
Sales and marketing	27,434	23,851	78,837	72,342
General and administration	14,965	17,496	49,669	51,784
Other income	(2,731)	(1,433)	(6,727)	(3,347)
Restructuring	-	4,198	2,122	7,485
Business integration costs	156	256	605	524
Intangible assets amortization	707	103	1,950	205
Royalty arrangement	-	-	-	15,846

	61,051	62,370	184,798	199,536

Earnings (loss) before income taxes	3,811	(3,772)	6,832	(27,482)
Income tax expense (recovery)	707	(1,492)	675	(3,071)
Equity loss	322	470	3,040	470

Net earnings (loss)	$2,782	$(2,750)	$3,117	$(24,881)

Earnings (loss) per common share
Basic, Canadian GAAP	$0.06	$(0.06)	$0.06	$(0.50)

Diluted, Canadian GAAP	$0.05	$(0.06)	$0.06	$(0.50)

Deficit, beginning of period	$(418,398)	$(416,562)	$(418,733)	$(394,431)
Net earnings (loss)	2,782	(2,750)	3,117	(24,881)

Deficit, end of period	$(415,616)	$(419,312)	$(415,616)	$(419,312)

Creo Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	June 30	March 31	September 30
	2003	2003	2002
	(unaudited)	(unaudited)	(audited)

Assets

Current assets
Cash and cash equivalents	$77,179	$62,326	$70,671
Accounts receivable	122,724	121,459	117,989
Other receivables	24,839	53,619	30,974
Inventories	98,949	95,031	91,799
Income taxes receivable	13,318	12,823	5,073
Future income taxes	14,082	13,945	16,919

	351,091	359,203	333,425
Investments	12,212	11,699	11,625
Capital assets, net	109,737	111,306	109,939
Intangible assets, net	11,962	12,669	1,791
Other assets	4,434	4,210	22,341
Future income taxes	23,778	22,105	16,084

	$513,214	$521,192	$495,205

Liabilities

Current liabilities
Short-term debt	$15,069	$16,923	$16,440
Accounts payable	50,287	55,673	54,505
Accrued and other liabilities	65,037	66,094	66,726
Future income taxes	3,050	3,294	1,200
Deferred revenue and credits	56,026	64,266	53,441

	189,469	206,250	192,312
Long-term liabilities	18,437	16,771	14,136
Future income taxes	6,473	5,146	4,812

	214,379	228,167	211,260

Shareholders' Equity

Share capital	696,500	696,420	696,193
Contributed surplus	5,983	5,925	2,060
Cumulative translation adjustment	11,968	9,078	4,425
Deficit	(415,616)	(418,398)	(418,733)

Total shareholders' equity	298,835	293,025	283,945

	$513,214	$521,192	$495,205

Creo Inc.

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)
	Three months ended		Nine months ended
	June 30		June 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash provided by (used in) operations:
Net earnings (loss)	$2,782	$(2,750)	$3,117	$(24,881)
Items not affecting cash:
Amortization	6,438	5,202	18,378	15,987
Royalty arrangement	-	-	-	15,846
Restructuring	-	3,901	2,122	3,901
Equity loss	322	470	3,040	470
Future income taxes	(727)	(7,256)	(3,566)	(12,082)
Other	(1,141)	1,164	(1,956)	(364)

	7,674	731	21,135	(1,123)

Changes in non-cash working capital:
Accounts receivable	1,159	5,514	3,191	25,554
Other receivables	12,075	731	9,152	(1,715)
Inventories	(3,689)	(593)	(5,526)	9,353
Accounts payable	(5,753)	272	(5,474)	(6,810)
Accrued and other liabilities	(2,242)	4,763	(6,788)	2,066
Income taxes	(495)	2,431	(8,495)	(1,494)
Deferred revenue and credits	(9,497)	7,400	(1,298)	1,148

	(8,442)	20,518	(15,238)	28,102

	(768)	21,249	5,897	26,979

Cash provided by (used in) investing:
Purchase of intangible assets	-	-	-	(2,100)
Investments	(136)	11,650	(2,128)	(11,977)
Repayment of promissory note	18,760	-	18,760	-
Acquisition, net of cash acquired	-	-	(4,700)	-
Purchase of capital assets	(2,676)	(4,960)	(12,597)	(14,897)
Proceeds from sale of capital assets	194	47	700	387
Other	(224)	(373)	(290)	906

	15,918	6,364	(255)	(27,681)

Cash provided (used in) by financing:
Proceeds from shares issued	80	489	307	4,219
Decrease in short-term debt	(1,680)	-	(1,680)	-
Increase in long-term liabilities	650	275	509	275

	(950)	764	(864)	4,494

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	653	1,236	1,730	(1,130)

Increase in cash and cash equivalents	14,853	29,613	6,508	2,662
Cash and cash equivalents, beginning of period	62,326	33,290	70,671	60,241

Cash and cash equivalents, end of period
	$77,179	$62,903	$77,179	$62,903

Supplementary information:
Taxes paid	$(542)	$(1,752)	$869	$1,321
Interest paid	$64	$38	$161	$164
Non-cash transactions:
Royalty arrangement	$-	$-	$-	$21,500
Convertible note issued for acquisition	$-	$-	$3,808	$-
Exercise of options issued on acquisition	$-	$-	$-	$-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

/s/ Mark Dance

_______________________________
Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: August 1, 2003